TO:	JEFF JARAMILLO SECURITIES AND EXCHANGE COMMISION

FROM:	GEORGE LEFEVRE

subject:	MotIvNation, Inc.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006

FILE NO. 000-50048

DATE:	2/13/2007

Dear Mr. Jaramillo:

Included are the responses to the comments listed on the SEC letter dated August 30, 2006.

Form l0-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Stockholders’ Equity (Deficit). page F-3

1.

We note from your response to our prior comment number 8 that the fixed asset adjustment of $258,541 and the inventory adjustment of $(l36,622), represent fair value adjustments made to Damon’s books in connection with the reverse merger with ABED. Please explain why you believe it is appropriate to reflect “fair value” adjustments in connection with the reverse merger transaction, when the disclosure in Note 1 indicates that Damon was treated as the accounting acquirer, and consequently, the assets and liabilities and the historical operations reflected in the financial statements are those of Damon and are recorded at the historical cost basis of Damon. Please revise to eliminate these “fair value” adjustments or explain why this is not required.

a.

The inventory and fixed assets adjustments are related to the adjustment from cash to accrual basis made to Damon’s books as Damon’s used cash basis of accounting reverse merger. The consolidated statement of changes in stockholders’ equity at December 31, 2003 was revised to include these adjustments.

Note 8. Stockholders’ Equity, page F-14

Restricted Stock Agreements

2.	We note from your response to our prior comment number 10 that you valued the

450,000 shares of restricted stock issued to three directors and two consultants at a 75% discount from the closing price of the Company’s shares on the date of grant of $1.10 per common share. Note that we do not see a basis or rationale for using a discount of 75% to value the restricted shares Issued. Please revise your financial statements to value the shares issued to these parties at the fair value on the date of grant consistent with the requirements of SEAS No.123 and EITF 96-18. The valuation of the shares issued in the other non-cash transactions disclosed in Note 8 should be similarly revised based on your response to our prior comment number 12

a.            After the stock issuance to the consultant s and directors on February 15, 2005 the company was near the limits of the authorized shares (300,000,000 million). The shares outstanding were approximately two hundred forty million. The acquisition of TrixMotive, Inc. was entered on October 11, 2004, and was  the platform operations for MotivNation. The company did not have any cash to purchase TrixMotive, therefore we issued shares. After the acquisition, the company did not have any funding interest under its capital structure and stock price. The board and management had to  restructure the capital stock to enable funding opportunities for the new business. Under the circumstances, i.e.  a reverse split and limited volume, the market would have to settle to form a new stock value. Understanding that this would occur we issued the shares on February 15, 2005 at a ~75% discount, estimating the results of the impending reverse split and the imminent drop in stock price that would follow. The company stock on stock issuance date was trading at $0.011 on the bid and $0.013 on the ask. The company completed the 100-1 reverse split on August 1, 2005, which resulted in a generated stock price of $1.10, being a multiple of the  original $ 0.011 share price. The stock has settled at ~ 98% below the original restructured stock price since completing the restructure and funding and (The Company’s common stock)  currently trades at~$0.02-$0.03 per share. Therefore, the ~75% discount was management’s  fair estimate at the time of issuance taking into consideration that  the$1.10 stock price would be an artificial price generated as a factor of the reverser split and not a market driven stock price which has been trading below the original  issued price.

3.

We note from your response to our prior comment number 11 that the restricted shares issued to your directors and consultants have been included in the computations of both basic and diluted earnings per share even though they have not yet been vested or earned. Note that restricted shares which are not yet earned should be accounted for similar to stock options and should be included in basic earnings per share only upon vesting and in diluted earnings per share prior to their vesting, only if dilutive. Refer to the guidance in SFAS No.128. Please revise your earnings per share computations for all periods presented.

a.

The consolidated financial statements for year ended December 31, 2005 and the interim March 31, 2006, June 30, 2006, and September 30, 2006 were restated to revise the earnings per share computations.

Sincerely,

/s/George Lefevre

George Lefevre

CEO Motivnation, Inc.